Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER CONFIRMS SECURITY OF CASH POSITION

August 27, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources confirms that it does not hold any asset-backed commercial paper. It is the policy of the Company not to invest in asset backed commercial paper or any investment with significant credit risk.

Kimber’s total cash and cash equivalents of approximately C$5.5million are held in cash and Bankers Acceptances with major Canadian Banks (maturities of 90 days or less).

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties located in the Sierra Madre of northern Mexico as well as the 6300 hectare Pericones property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are 100% owned and free of royalties. On the Monterde property, the Company has two principal objectives: to advance the Carmen deposit to feasibility and to find and develop additional mineral resources within the Monterde property. The Carmen deposit, an underground mine in the 1930’s and a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde: 1.356 million gold-equivalent ounces in Measured & Indicated and 0.263 million in Inferred. Total resources on the Monterde property are 1.515 million gold-equivalent ounces in Measured & Indicated and 0.422 million in Inferred. An exploration program directed at additional resources has identified two drill targets. Until the commencement of the exploration program, less than 5% of the 28,000 hectare property had been explored by modern methods. The Setago property covers an epithermal system some 24 kilometres west of Monterde. The Pericones property contains wide-spread silver mineralization with promising grades within old workings and elsewhere.

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.